FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number _____0-16174_____

__TEVA PHARMACEUTICAL INDUSTRIES LIMITED__
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
__Petach Tikva 49131 Israel__
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
            Chief Financial Officer
            Teva Pharmaceutical Industries Ltd.
            (011) 972-2-589-2840
            Bill Fletcher
            President and CEO
            Teva North America
            (215) 591-8800
            Dorit Meltzer
            Director, Investor Relations
            Teva Pharmaceutical Industries Ltd.
            (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA COMMENTS ON QUINAPRIL COURT RULING

Jerusalem, Israel, June 30, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of New Jersey has issued an opinion following the completion of a trial on Pfizer Inc.'s subsidiary Warner-Lambert U.S. Patent No. 4,743,450, which covers Accupril® Tablets and found the patent to be valid. Teva intends to appeal this decision immediately.

The FDA has already granted final approval for Teva's ANDA for Quinapril HCl Tablets, 5 mg, 10 mg, 20 mg and 40 mg, the AB-rated generic equivalent of Accupril® Tablets. As the first company to file an ANDA with a Paragraph IV patent certification, Teva has been awarded 180 days marketing exclusivity for this product, which will start on the earlier of the date of first commercial launch or a final court decision.

Teva reaffirms the guidance given on May 4, 2004.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: June 30, 2004